UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2007
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Page
PART I — FINANCIAL INFORMATION
Item 1. Financial Statements	3
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	12
Item 3. Quantitative and Qualitative Disclosures About Market Risk	22
Item 4. Controls and Procedures	23

PART II — OTHER INFORMATION
Item 1. Legal Proceedings	24
Item 2. Unregistered Sales of Equity and Use of Proceeds	24
Item 3. Defaults Upon Senior Securities	24
Item 4. Submission of Matters to a Vote of Security Holders	24
Item 5. Other Information	24
Item 6. Exhibits	24

SIGNATURES	26
EX-6.1 Amendment No.1 to EX_IM Bank Facility Agreement dated as of May 16, 2007
Ex-6.2 EX-Im Bank Facility Agreement dated May 16, 2007 relating to the Chartered Semiconductor Fab 7 Phase II Project by and among the Company as borrower;

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to “we”, “us”, “our”, the “Company” or “Chartered” are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore, and its consolidated subsidiaries.
In this Quarterly Report on Form 6-K (“Quarterly Report”), all references to “$”, “US$”, “dollars” and “U.S. dollars” are to the legal currency of the United States, and all references to “S$” and “Singapore dollars” are to the legal currency of Singapore. References to a particular “fiscal” year are to our fiscal year ended December 31 of that year.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to our Fab 7, our target for the cash and cash equivalents balance as of December 31, 2007, our sources of liquidity, cash flow, funding needs and financings, and our expected depreciation and amortization and capital expenditures for the period up to December 31, 2007, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, and unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung and Freescale); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. “Risk Factors” in our 2006 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	U.S. GAAP
	As of
	December 31,	June 30,
	2006	2007
	(Refer to Note 2)
ASSETS

Cash and cash equivalents	$718,982	$541,913
Restricted cash	43,063	43,031
Marketable investments	2,283	3,394
Receivables, less allowances of $7,976 in 2006 and $6,167 in 2007	243,361	212,059
Inventories	158,492	185,597
Other current assets	17,225	17,568

Total current assets	1,183,406	1,003,562

Investment in associated companies	36,044	34,959
Technology licenses, net	84,991	73,405
Property, plant and equipment, net	2,273,119	2,395,963
Other non-current assets	42,316	40,454

Total assets	$3,619,876	$3,548,343

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$301,868	$195,990
Current installments of long-term debt and capital lease obligations	127,627	78,051
Other current liabilities	183,250	165,820

Total current liabilities	612,745	439,861

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,387,201
Other non-current liabilities	48,936	49,667

Total liabilities	1,942,653	1,876,729

Convertible redeemable preference shares	246,174	250,959

Share capital	2,704,215	2,711,807
Accumulated deficit	(1,219,335)	(1,237,759)
Accumulated other comprehensive loss	(53,831)	(53,393)

Total shareholders’ equity	$1,431,049	$1,420,655

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,619,876	$3,548,343

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006	2007
				(Refer to Note 2)
Net revenue	$364,829	$324,292	$720,060	$648,088
Cost of revenue	276,363	264,403	538,816	516,463

Gross profit	88,466	59,889	181,244	131,625

Other revenue	5,266	5,590	10,287	11,212

Operating expenses:
Research and development	37,867	38,511	72,746	76,081
Sales and marketing	11,933	13,357	25,504	27,602
General and administrative	9,758	9,680	19,436	19,596
Other operating expenses, net	8,395	2,388	7,721	7,170

Total operating expenses	67,953	63,936	125,407	130,449

Equity in income of associated companies, net	7,947	10,110	18,117	16,207
Other income (loss), net	(5,274)	810	(12,613)	(241)
Interest income	12,514	6,065	22,611	13,927
Interest expense and amortization of debt discount	(22,924)	(14,760)	(47,720)	(30,692)

Income before income taxes	18,042	3,768	46,519	11,589
Income tax expense	5,145	28,477	11,647	30,014

Net income (loss)	$12,897	$(24,709)	$34,872	$(18,425)

Less: Accretion to redemption value of convertible redeemable preference shares	2,358	2,404	4,782	4,785

Net income (loss) available to ordinary shareholders	$10,539	$(27,113)	$30,090	$(23,210)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.00	$(0.01)	$0.01	$(0.01)
Diluted net earnings (loss) per ordinary share	$0.00	$(0.01)	$0.01	$(0.01)

Basic net earnings (loss) per ADS	$0.04	$(0.11)	$0.12	$(0.09)
Diluted net earnings (loss) per ADS	$0.04	$(0.11)	$0.12	$(0.09)

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,527.2	2,538.2	2,520.5	2,537.5
Effect of dilutive securities	8.5	—	7.5	—

Diluted net earnings (loss) per ordinary share	2,535.7	2,538.2	2,528.0	2,537.5

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	252.7	253.8	252.1	253.8
Effect of dilutive securities	0.9	—	0.7	—

Diluted net earnings (loss) per ADS	253.6	253.8	252.8	253.8

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	U.S. GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006	2007
Net income (loss)	$12,897	$(24,709)	$34,872	$(18,425)
Net unrealized gains (losses) on change in cash flow hedging fair values	841	(100)	1,535	1,402
Share of cash flow hedging gains of SMP	3	1	7	1
Reclassification of cash flow hedging (gains) losses into earnings	764	36	800	(1,709)
Unrealized gains on available-for-sale securities	359	512	198	698
Reclassification of realized losses on available-for-sale securities into earnings	—	—	2,698	—
Foreign currency translation	—	—	—	46

Other comprehensive income	1,967	449	5,238	438

Comprehensive income (loss)	$14,864	$(24,260)	$40,110	$(17,987)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	U.S. GAAP
	Six Months Ended
	June 30,	June 30,
	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$34,872	$(18,425)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(18,117)	(16,207)
Cash dividends received from SMP	20,683	13,654
Depreciation and amortization	264,401	242,221
Foreign exchange loss, net	2,503	129
Gain on disposal of property, plant and equipment	(4,025)	(783)
Loss (gain) on derivatives	11,280	(421)
Impairment loss on investments	2,698	—
Share-based compensation	3,773	2,418
Others, net	(1,474)	3,042
Changes in assets and liabilities:
Receivables	(38,460)	33,158
Inventories	(33,336)	(27,105)
Other current assets	(3,695)	(205)
Payables and other liabilities	20,952	(5,371)

Net cash provided by operating activities	$262,055	$226,105

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(231,507)	(455,144)
Payments for technology licenses	(5,000)	(4,362)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	111,656	11
Proceeds from sale of property, plant, equipment	8,659	4,692
Return of capital from SMP	4,133	4,900
Others	(544)	(1,179)

Net cash used in investing activities	$(127,603)	$(451,082)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	493,100	146,115
Repayments	(513,548)	(86,750)
Capital lease payments	(2,185)	(1,990)
Receipts of refundable customer deposits	45,183	—
Refund of customer deposits	(42,707)	(10,550)
Issuance of ordinary shares	1,612	1,841
(Increase) decrease in cash restricted for debt repayment	(3,593)	32
Others	5,752	(900)

Net cash (used in) provided by financing activities	$(16,386)	$47,798

Effect of exchange rate changes on cash and cash equivalents	20	110
Net increase (decrease) in cash and cash equivalents	118,086	(177,069)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$937,942	$541,913

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)
1.	Basis of Presentation

The interim unaudited condensed consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

The interim unaudited condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Where losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest have been charged to the Company’s consolidated statements of operations, unless the minority interest has a binding obligation, and is able, to make good the losses. When the subsidiary subsequently reports profits, the profits applicable to the minority interest are taken to the consolidated statements of operations until the minority interest’s share of losses previously taken to the consolidated statements of operations is fully recovered.

Due to cumulative losses, the obligation of the minority shareholders of Chartered Silicon Partners Pte Ltd (“CSP”) was reduced to zero in the first quarter of 2003. Therefore none of CSP’s losses from that point forward have been allocated to the minority interest in the consolidated statements of operations. The effect of this on the results of operations:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Losses not allocated to the minority shareholders of CSP according to their proportionate ownership	$4,000	$1,888	$6,969	$6,141
The cumulative losses not allocated to the minority shareholders of CSP according to their proportionate ownership as of December 31, 2006 and June 30, 2007 are $207,274 and $213,415, respectively.

2.	Prior Period Adjustments

The Company has recorded an increase (decrease) in the inventories, payables, other current liabilities and accumulated deficit balances of $1,445, $(136), $(611), and $(2,192), respectively, in the December 31, 2006 unaudited condensed consolidated balance sheet included in this report as compared with the corresponding amounts previously reported in the December 31, 2006 audited consolidated balance sheet included in the Company’s 2006 Annual Report on Form 20-F, to reflect the net impact of the correction of certain misstatements which the Company has determined to be immaterial to the 2006 and earlier consolidated financial statements.

The errors which were corrected relate to:
•	Certain production costs not capitalized as inventory;
•	Overstatement of payables relating to insurance expenses; and
•	Misstatement of other current liabilities due to an uncertain tax provision which should have been reversed in a prior year after receipt of evidence supporting the position, under-accrual of tax payable due to a tax deduction for interest expense claimed in the wrong year, and an over-accrual for sales and marketing expenses.

3.	Use of Estimates

The preparation of the interim unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Estimates are based on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances. Significant items subject to judgment and such estimates include the amount of income tax expense, estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, the realization of deferred income tax assets, valuation of accounts receivable and inventories, the recognition and measurement of revenue and the sales credits and returns allowance, and the fair value of share-based employee compensation awards and financial instruments. Actual results could differ from these estimates.

During 2006, the Company changed the estimated salvage values in relation to certain eight-inch process equipment and machinery to reflect higher expected salvage values than the Company had historically estimated. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a decrease in the Company’s net loss by $3,131 and $7,342 for the three and six months ended June 30, 2007, respectively. Basic and diluted net loss per American Depository Share (“ADS”) decreased by $0.01 and $0.03 for the three and six months ended June 30, 2007, respectively. There was no impact on the basic and diluted net loss per ordinary share for the three and six months ended June 30, 2007 as a result of this change.

4.	Net Earnings (Loss) per Ordinary Share

Basic net earnings (loss) per ordinary share is computed by deducting from net income or adding to net loss the accretion to redemption value of the convertible redeemable preference shares and divided by the weighted average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed by deducting from net income or adding to net loss the accretion to redemption value of the convertible redeemable preference shares and divided by the sum of weighted average number of ordinary shares outstanding plus dilutive potential ordinary shares from the assumed exercise of options outstanding during the period, if any, using the treasury stock method and other potentially dilutive securities outstanding, such as convertible redeemable preference shares.

The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or
ii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion exceeded basic net earnings per ordinary share; or
iii.	The Company had net losses.
A summary of the excluded potentially dilutive securities is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Convertible redeemable preference shares	325,144	325,144	325,144	325,144
Call options with Goldman Sachs International	214,792	214,792	214,792	214,792
Employee stock options	82,604	112,709	83,454	112,709
The weighted average exercise prices of employee stock options outstanding were $2.06 and $1.91 as of June 30, 2006 and 2007, respectively. The call options with Goldman Sachs International (“GS”) have a per share exercise price of S$1.60 and $1.408 as of June 30, 2006 and 2007, respectively. The conversion price of the convertible redeemable preference shares is $0.8719 per share.

5.	Inventories

Inventories consist of the following:

	As of
	December 31,	June 30,
	2006	2007
Raw materials	$13,306	$14,354
Work in progress	138,659	165,849
Consumable supplies and spares	6,527	5,394

	$158,492	$185,597

6.	Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“FIN 48”). In May 2007, the FASB amended this guidance by issuing FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 provides that a company’s tax position will be considered settled if the taxing authority has completed its examination, the company does not plan to appeal, and it is remote that the taxing authority would re-examine the tax position in the future.

On January 1, 2007, the Company adopted the provisions of FIN 48, as a result of which the Company recorded a liability of $6,307 for unrecognized income tax benefits, all of which would affect the effective tax rate if recognized. The adoption of FIN 48 did not have an impact on accumulated deficit as the Company had previously recorded the full amount of the unrecognized tax benefits as part of current taxes payable, however the balance was reclassified as a non-current liability under FIN 48 because the Company does not anticipate payment within one year.

As of June 30, 2007, the liability for unrecognized tax benefits was $5,288. The decrease since the date of adoption was due to the recognition of tax benefits of two tax positions taken in prior years’ income tax returns. During the first quarter of 2007, the Company received documentary evidence which provided sufficient technical merits for one of the tax positions to meet the more-likely-than-not recognition threshold. During the second quarter of 2007, the uncertainty relating to the other tax position was resolved with the taxing authority having completed its examination. The Company does not anticipate any significant changes to the total amounts of unrecognized tax benefits within the next 12 months.

The Company’s accounting policy is to treat interest and penalties as a component of income taxes. However, the tax law in the Company’s primary tax jurisdiction, Singapore, only imposes interest and penalties on tax underpayments related to tax positions which contravene the provisions of the Singapore income tax legislation. As of June 30, 2007, the Company has not recognized any interest or penalties in the consolidated statement of operations and the consolidated statement of financial position.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Major tax jurisdiction	Fiscal years that remain subject to examination as of
	January 1, 2007	June 30, 2007

Singapore	2000 and forward	2001 and forward

United States of America	2004 and forward	2004 and forward

7.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	June 30,
	2006	2007
Floating rate loans:
EXIM Guaranteed Loan	324,277	442,343
Bank of America Term Loan	50,000	—
5.75% senior notes due 2010	371,904	372,295
6.00% amortizing bonds due 2010	38,433	34,111
6.25% senior notes due 2013	297,405	297,575
6.375% senior notes due 2015	246,805	246,946
Other	2,836	(3,370)

	1,331,660	1,389,900
Less: Current installments of long-term debt	(123,629)	(73,892)

Long-term debt, excluding current installments	$1,208,031	$1,316,008

Obligations under capital leases:

	As of
	December 31,	June 30,
	2006	2007
	(In thousands)
Minimum future lease payments	$124,194	$120,091
Amount representing interest at rates of 5.9% to 7.8%	(47,255)	(44,739)

Present value of minimum future lease payments	76,939	75,352
Less: Current installments	(3,998)	(4,159)

Obligations under capital leases, excluding current installments	$72,941	$71,193

Current installments of:
Long-term debt	$123,629	$73,892
Obligations under capital leases	3,998	4,159

	$127,627	$78,051

Non-current portion, excluding current installments:
Long-term debt	$1,208,031	$1,316,008
Obligations under capital leases	72,941	71,193

	$1,280,972	$1,387,201

	Weighted Average
	Interest Rates
	As of
	December 31,	June 30,
	2006	2007
Debt obligations at floating rates	5.80%	5.49%
Debt obligations at fixed rates	6.08%	6.08%
Capital lease obligations	7.08%	7.09%
In May 2007, the Company drew down $150,494 from the second tranche of the Export-Import Bank of the United States (“EXIM”) Guaranteed Loan.

The Bank of America Term Loan of $50,000, which was fully drawn down in 2005, was fully repaid in April 2007.

8.	Share capital

In March 2006, the Company entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that the Company had previously entered into with GS in August 2004 (“2004 Option”) with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of Chartered ordinary shares at S$1.60 per share should the Company early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Prior to the modification of the 2006 Option as mentioned below, the 2006 Option was accounted for as a derivative instrument that was dual indexed to the Company’s ordinary share price and currency exchange rates.

On March 9, 2007, the Company modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and the Company may terminate the transaction early, in whole or in part, if the closing price of Chartered ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should the Company exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. The Company continues to have the right to cash settle the 2006 Option. Under the terms of the 2006 Option, if the option is exercised, the Company has the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of June 30, 2007, the US dollar-denominated option is accounted for as shareholders’ equity in the consolidated balance sheet.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	U.S. GAAP
	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	75.8	81.5	74.8	79.7

Gross profit	24.2	18.5	25.2	20.3

Other revenue	1.4	1.7	1.4	1.7

Operating expenses:
Research and development	10.4	11.9	10.1	11.7
Sales and marketing	3.2	4.1	3.5	4.3
General and administrative	2.7	3.0	2.7	3.0
Other operating expenses, net	2.3	0.7	1.1	1.1

Total operating expenses	18.6	19.7	17.4	20.1

Equity in income of associated companies, net	2.2	3.1	2.5	2.5
Other income (loss), net	(1.4)	0.3	(1.8)	0.0
Interest income	3.4	1.9	3.1	2.1
Interest expense and amortization of debt discount	(6.3)	(4.6)	(6.6)	(4.7)

Income before income taxes	4.9	1.2	6.4	1.8
Income tax expense	1.4	8.8	1.6	4.6

Net income (loss)	3.5%	(7.6)%	4.8%	(2.8)%

Less: Accretion to redemption value of convertible redeemable preference shares	0.6	0.7	0.7	0.7

Net income (loss) available to ordinary shareholders	2.9%	(8.3)%	4.1%	(3.5)%

The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Communications	32%	41%	31%	38%
Computer	24	30	21	37
Consumer	41	26	45	23
Other	3	3	3	2

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
Americas	78%	71%	75%	75%
Asia-Pacific	13	19	13	16
Europe	8	9	10	8
Japan	1	1	2	1

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
0.065 and below	—%	7%	—%	4%
Up to 0.09	24	12	25	20
Up to 0.13	30	36	29	34
Up to 0.18	9	8	8	8
Up to 0.25	9	12	9	10
Up to 0.35	16	15	18	14
Above 0.35	12	10	11	10

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2007
Net revenue
     We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, under some arrangements with our customers, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
     Net revenue decreased 11.1% from $364.8 million in the second quarter of 2006 to $324.3 million in the second quarter of 2007. Average Selling Price (“ASP”) decreased by 16.6% from $1,089 per wafer (eight-inch equivalent) to $908 per wafer (eight-inch equivalent) over the same period, due primarily to a less favorable product mix arising from lower 90nm shipments. Total wafer shipments increased 5.6% from 326,956 wafers (eight-inch equivalent) in the second quarter of 2006 to 345,203 wafers (eight-inch equivalent) in the second quarter of 2007.
     Revenue from our 0.13um and below process geometry technologies remained relatively flat in terms of percentage contribution to our total revenue. Such revenue represented 54% of our total revenue in the second quarter of 2006 as compared to 55% of our total revenue in the second quarter of 2007. Revenue from our 90nm technologies represented 24% and 12% of our total revenue in the second quarters of 2006 and 2007, respectively. The decrease in the percentage contribution to our total revenue from our 90nm technologies was due to decreases in the 90nm shipments and the 90nm ASP. Revenue from our 65nm and below technologies represented 7% of our total revenue in the second quarter of 2007. There were no such shipments in the second quarter of 2006.
     In the second quarter of 2006, the consumer sector was our highest revenue contributor and represented 41% of our total revenue, while the communications and computer sectors represented 32% and 24% of our total revenue, respectively. In the second quarter of 2007, the communications sector, which represented 41% of our total revenue, was our highest revenue contributor, followed by the computer sector and the consumer sector which represented 30% and 26% of our total revenue, respectively. The increase in revenue from the communications sector was due primarily to significantly higher demand for mobile phone handsets and to a lesser extent, higher demand for wireless broadband access / wireless local area network devices, partially offset by a decrease in demand for LAN switches, routers, hubs and cards in the second quarter of 2007. The increase in revenue from the computer sector was due primarily to higher demand for optical storage devices and personal computer peripherals, printers and monitors in the second quarter of 2007. The decrease in revenue from the consumer sector was due primarily to lower demand for video game devices, partially offset by an increase in the demand for television related devices in the second quarter of 2007.

     Revenue contribution from the Americas region decreased from 78% of our total revenue in the second quarter of 2006 to 71% of our total revenue in the second quarter of 2007, primarily due to the lower demand for video game devices, partially offset by an increase in the demand for mobile phone handsets in the second quarter of 2007. Revenue contribution from the Asia-Pacific region increased from 13% of our total revenue in the second quarter of 2006 to 19% of our total revenue in the second quarter of 2007, due primarily to higher demand for television related devices and optical storage devices in the second quarter of 2007. Revenue from the Europe and Japan regions remained similar in terms of percentage contribution to our total revenue in the second quarters of 2006 and 2007.
Cost of revenue
     Cost of revenue includes depreciation expense, attributed overheads, cost of labor and materials, subcontracted expenses for assembly and test services, masks generation costs, as well as amortization of certain technology licenses. Cost of revenue decreased by 4.3% from $276.4 million in the second quarter of 2006 to $264.4 million in the second quarter of 2007 despite a 5.6% increase in shipments, as a large proportion of our cost of revenue is fixed in nature. Depreciation continued to be a significant portion of our cost of revenue, comprising 41.9% and 39.9% of our cost of revenue in the second quarter of 2006 and the second quarter of 2007, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 9.7% from $824 (eight-inch equivalent) in the second quarter of 2006 to $744 (eight-inch equivalent) in the second quarter of 2007, primarily as a result of higher production levels to achieve higher shipments between the second quarter of 2006 and the second quarter of 2007.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we had historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $3.1 million in the second quarter of 2007.
     We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of grants recorded as a reduction to our cost of revenue was $1.0 million in the second quarter of 2007. There were no such grants in the second quarter of 2006.
Gross profit
     Our gross profit decreased from $88.5 million, or 24.2% of our net revenue, in the second quarter of 2006 to $59.9 million, or 18.5% of our net revenue, in the second quarter of 2007. This is due primarily to lower revenues resulting from a less favorable product mix arising from lower 90nm shipments which have higher fixed costs. The decrease is also attributable to a lesser extent to lower selling prices, partially offset by higher shipments from 0.13um and above technologies.
     In the second quarters of 2006 and 2007, we sold some of our inventories that we had written down to their estimated net realizable value in the previous quarters at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $0.7 million and $0.5 million in the second quarters of 2006 and 2007, respectively. Our gross profit was also impacted by $1.0 million of grant income in the second quarter of 2007 which was recorded as a reduction to our cost of revenue. There were no such grants in the second quarter of 2006. The change in the estimated salvage values in relation to certain eight-inch equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $3.1 million in the second quarter of 2007.
Other revenue
     Other revenue was $5.3 million in the second quarter of 2006 compared to $5.6 million in the second quarter of 2007, and related to rental income and management fees.
Research and development expenses
     Research and development, or R&D, expenses consist primarily of our share of expenses related to joint-development projects with IBM, Samsung, Infineon and Freescale, payroll related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for design of integrated circuits. R&D expenses increased by 1.7% from $37.9 million in the second quarter of 2006 to $38.5 million in the second quarter of 2007 due primarily to higher development activities related to the 45nm and below technology nodes and higher activities related to development of design kits and intellectual property solutions for advanced technologies. The impact of grants recorded as a reduction to our R&D expenses was $0.7 million in the second quarter of 2007. There were no such grants in the second quarter of

2006.
Sales and marketing expenses
     Sales and marketing expenses consist primarily of payroll related costs for sales and marketing personnel, electronic design automation, or EDA, related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and expand our penetration of existing customers. Sales and marketing expenses increased by 11.9% from $11.9 million in the second quarter of 2006 to $13.4 million in the second quarter of 2007 due primarily to higher expenses related to EDA offerings. Sales and marketing expenses as a percentage of revenue remained at approximately similar levels in the second quarters of 2006 and 2007 at 3.2% and 4.1%, respectively.
General and administrative expenses, net
     General and administrative, or G&A, expenses consist primarily of payroll related costs for administrative personnel, consultancy and professional fees and depreciation of equipment used in G&A activities. G&A expenses were essentially flat between the second quarters of 2006 and 2007 at $9.8 million and $9.7 million, respectively. G&A expenses as a percentage of revenue remained at approximately similar levels in the second quarters of 2006 and 2007 at 2.7% and 3.0%, respectively.
Other operating expenses, net
     We recorded other operating expenses, net, of $8.4 million in the second quarter of 2006 compared to other operating expenses, net, of $2.4 million in the second quarter of 2007. This is due primarily to losses of $5.2 million resulting from foreign currency fluctuations in the second quarter of 2006 as compared to a gain of $0.5 million from foreign currency fluctuations in the second quarter of 2007.
Equity in income of associated companies, net
     Equity in income of Silicon Manufacturing Partners Pte Ltd. (“SMP”) was $7.9 million in the second quarter of 2006 compared to $10.2 million in the second quarter of 2007, due primarily to lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the second quarter of 2006, the equity in income of SMP was $7.9 million compared to our total net income of $12.9 million. The equity in income of SMP was $10.2 million in the second quarter of 2007 compared to our total net loss of $24.7 million.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the quarters ended June 30, 2006 and June 30, 2007. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under the strategic alliance agreement with LSI Technology (Singapore) Pte Ltd (formerly known as Agere Systems Singapore Pte Ltd), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three months ended June 30,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$364.8	$324.3
Chartered’s share of SMP revenue	$28.9	$28.7
Net revenue including Chartered’s share of SMP	$393.7	$353.0
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three months ended June 30,
	2006		2007
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	share	Share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	327.0	355.7	345.2	381.6
ASP per wafer	$1,089	$1,082	$908	$896

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc (“GSI”) in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million in the second quarter of 2007.
Other income (loss), net
     Other income (loss), net, in the second quarter of 2006 was a net loss of $5.3 million compared to a net income of $0.8 million in the second quarter of 2007, due primarily to a loss arising from changes in the fair value on our derivative instruments in the second quarter of 2006, compared to a gain arising from changes in the fair value on our derivative instruments in the second quarter of 2007.
Interest income
     Interest income decreased by 51.5% from $12.5 million in the second quarter of 2006 to $6.1 million in the second quarter of 2007, due primarily to lower average cash balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 35.6% from $22.9 million in the second quarter of 2006 to $14.8 million in the second quarter of 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and below technologies.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In the second quarter of 2006, we recorded income tax expense of $5.1 million on an income before income taxes of $18.0 million.
     In the second quarter of 2007, we recorded income tax expense of $28.5 million on an income before income taxes of $3.8 million. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to the year to date income before income taxes to derive the year to date income tax expense. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income taxes for the same period.
     As of June 30, 2007, our forecasted income before income taxes for the year decreased due to forecast losses arising primarily from the leading-edge technologies which are not deductible against taxable income. These forecast non-deductible losses were higher than what was expected for the year in the first quarter of 2007. As a result, we applied a significantly higher ETR to the income before income taxes for the six months ended June 30, 2007 to arrive at the revised year to date income tax expense. This resulted in higher than expected income tax expense of $28.5 million recorded in the second quarter of 2007 which included the catch-up effect of $18.2 million from the first quarter of 2007 as a result of the change in forecast as of June 30, 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. The accretion charges were $2.4 million in the second quarters of 2006 and 2007, respectively.
SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2007
Net revenue
     Net revenue decreased 10.0% from $720.1 million for the six months ended June 30, 2006 to $648.1 million for the six months ended June 30, 2007. ASP decreased by 10.6% from $1,089 per wafer (eight-inch equivalent) to $974 per wafer (eight-inch equivalent) over the same period due primarily to a less favorable product mix and lower selling prices. Total wafer shipments were essentially flat at 645,193 wafers (eight-inch equivalent) and 644,441 wafers (eight-inch equivalent) for the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively.
     Although the revenue contribution from our 0.13um and below process geometry technologies increased in terms of percentage contribution to our total revenue, the revenue decreased in absolute dollar terms. Such revenue represented 54% of our total revenue for the six months ended June 30, 2006 as compared to 58% of our total revenue for the six months ended June 30, 2007. In addition, 25% of our total revenue for the six months ended June 30, 2006 was attributable to revenue from our 90nm technologies as compared to 20% of our total revenue for the six months ended June 30, 2007. Revenue from our 65nm and below technologies represented 4% of our total revenue for the six months ended June 30, 2007. There was no revenue from our 65nm and below technologies for the six months ended June 30, 2006.
     For the six months ended June 30, 2006, the consumer sector, which represented 45% of our total revenue, was our highest revenue contributor, followed by the communications sector and the computer sector which represented 31% and 21% of our total revenue, respectively. For the six months ended June 30, 2007, the communications sector was our highest revenue contributor and represented 38% of our total revenue, while the computer and consumer sectors represented 37% and 23% of our total revenue, respectively. The increase in revenue from the communications sector was due primarily to significantly higher demand for mobile phone handsets and wireless broadband access/wireless local area network devices, partially offset by a decrease in demand for LAN switches, routers, hubs and cards for the six months ended June 30, 2007. For the same period, the decrease in revenue from the consumer sector was due primarily to lower demand for video game devices while the increase in revenue from the computer sector was due primarily to higher demand for workstations, personal computers and motherboard devices.
     The Asia-Pacific region contributed 13% of our total revenue for the six months ended June 30, 2006 compared to 16% of our total revenue for the six months ended June 30, 2007, respectively. The increase is due primarily to higher demand for television related devices and personal computer peripherals/printers/monitors for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The Americas, the Europe and the Japan regions remained largely unchanged in terms of their percentage contributions to our total revenue.
Cost of revenue
     Cost of revenue decreased by 4.1% from $538.8 million for the six months ended June 30, 2006 to $516.5 million for the six months ended June 30, 2007. Depreciation continued to be a significant portion of our cost of revenue, comprising 42.9% and 40.2% of our cost of revenue for the six months ended June 30, 2006 and the six months ended June 30, 2007, respectively.
     The unit cost of a wafer generally decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced. Cost per wafer shipped decreased by 3.6% from $815 (eight-inch equivalent) for the six months ended June 30, 2006 to $785 (eight-inch equivalent) for the six months ended June 30, 2007.
     In the third quarter of 2006, we changed the estimated salvage values in relation to certain eight-inch equipment and machinery to reflect higher expected salvage values than we had historically estimated. These equipment and machinery primarily support our advanced technologies. The change in the estimated salvage values is a change in accounting estimate that was applied prospectively from July 1, 2006. This change will result in lower depreciation over the remaining lives of the affected eight-inch process equipment and machinery. The impact of this change was a reduction to our cost of revenue of $7.3 million for the six months ended June 30, 2007.

     We record grant income as a reduction of the expenses that the grants are intended to reimburse. The impact of such grants recorded as a reduction to our cost of revenue was $0.1 million and $6.8 million for the six months ended June 30, 2006 and June 30, 2007, respectively.
Gross profit
     Our gross profit decreased from $181.2 million, or 25.2% of our net revenue, for the six months ended June 30, 2006 to $131.6 million, or 20.3% of our net revenue, for the six months ended June 30, 2007. Despite the improvement in cost per wafer, the primary reason for the decrease in gross profit is lower revenues resulting from a less favorable product mix and lower selling prices.
     During the six months ended June 30, 2006 and June 30, 2007, we sold some of our inventories that we had written down to their estimated net realizable value in the previous quarters at prices which were higher than our previous estimate of the net realizable value. Such sales improved our gross profit by approximately $1.8 million and $0.5 million for the six months ended June 30, 2006 and 2007, respectively. Our gross profit was also impacted by $0.1 million and $6.8 million of grant income for the six months ended June 30, 2006 and June 30, 2007, respectively, which was recorded as a reduction to our cost of revenue. The change in the estimated salvage values in relation to certain eight-inch equipment and machinery which was applied prospectively from July 1, 2006 as mentioned above also improved our gross profit by $7.3 million for the six months ended June 30, 2007.
Other revenue
     Other revenue was $10.3 million for the six months ended June 30, 2006 compared to $11.2 million for the six months ended June 30, 2007, and related to rental income and management fees.
Research and development expenses
     R&D expenses increased by 4.6% from $72.7 million for the six months ended June 30, 2006 to $76.1 million for the six months ended June 30, 2007 due primarily to higher development activities related to the 45nm and below technology nodes. The impact of grants recorded as a reduction to our R&D expenses was $4.1 million for the six months ended June 30, 2007. There were no such grants for the six months ended June 30, 2006.
Sales and marketing expenses
     Sales and marketing expenses increased by 8.2% from $25.5 million for the six months ended June 30, 2006 to $27.6 million for the six months ended June 30, 2007 due primarily to higher expenses related to EDA offerings and higher financial support for pre-contract customer design validation activities. Sales and marketing expenses as a percentage of revenue remained at approximately similar levels for the six months ended June 30, 2006 and 2007 at 3.5% and 4.3%, respectively.
General and administrative expenses
     G&A expenses remained essentially flat between the six months ended June 30, 2006 and the six months ended June 30, 2007 at $19.4 million and $19.6 million, respectively. G&A expenses as a percentage of revenue remained at approximately similar levels for the six months ended June 30, 2006 and 2007 at 2.7% and 3.0%, respectively.
Other operating expenses, net
     Other operating expenses, net remained essentially flat between the six months ended June 30, 2006 and the six months ended June 30, 2007 at $7.7 million and $7.2 million, respectively. Other operating expenses as a percentage of revenue remained flat at 1.1% for the six months ended June 30, 2006 and 2007, respectively.
Equity in income of associated companies, net
     Equity in income of SMP was $18.1 million for the six months ended June 30, 2006 compared to $16.3 million for the six months ended June 30, 2007, due primarily to lower revenues resulting from lower ASP per wafer, partially offset by lower cost per wafer resulting from lower depreciation for the six months ended June 30, 2007. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the six months ended June 30, 2006, the equity in income of SMP was $18.1 million compared to our total net income of $34.9 million. The equity in income of SMP was $16.3 million compared to our total net loss of $18.4 million for the six months ended June 30, 2007.
     We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the six months ended June 30, 2006 and June 30, 2007. Chartered’s share of SMP revenue and net revenue, including Chartered’s share of SMP presented in the following table, are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity-method. Under the strategic alliance agreement with LSI Technology (Singapore) Pte Ltd (formerly known as Agere Systems Singapore Pte Ltd), the parties do not share SMP’s net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Six months ended June 30,
	2006	2007
	(In millions)
Net revenue (U.S. GAAP)	$720.1	$648.1

Chartered’s share of SMP revenue	$59.7	$50.2
Net revenue including Chartered’s share of SMP	$779.8	$698.3
     The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Six months ended June 30,
	2006		2007

	Excluding	Including	Excluding	Including
	Chartered's	Chartered's	Chartered's	Chartered's
	Share	share	Share	Share
	of SMP	of SMP	of SMP	of SMP
Shipments (in thousands)*	645.2	705.1	644.4	707.2
ASP per wafer	$1,089	$1,081	$974	$958

Note:

*	Eight-inch equivalent wafers
     We acquired a 26.7% equity interest in Gateway Silicon Inc (“GSI”) in the first quarter of 2007. We account for the investment in GSI under the equity method. The equity in the loss of GSI was $0.1 million for the six months ended June 30, 2007.
Other loss, net
     Other loss, net, for the six months ended June 30, 2006 was $12.6 million compared to $0.2 million for the six months ended June 30, 2007, due primarily to a lower net loss arising from changes in the fair value on our derivative instruments. Other loss, net, for the six months ended June 30, 2006 also included an other-than-temporary impairment loss of $2.7 million on securities classified as available for sale.
Interest income
     Interest income decreased by 38.4% from $22.6 million for the six months ended June 30, 2006 to $13.9 million for the six months ended June 30, 2007, due primarily to lower average cash balances.
Interest expense and amortization of debt discount
     Interest expense and amortization of debt discount decreased by 35.7% from $47.7 million for the six months ended June 30, 2006 to $30.7 million for the six months ended June 30, 2007, due primarily to higher interest capitalization associated with higher capital expenditures related to our 65nm and below technologies for the six months ended June 30, 2007.
Income tax expense
     We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. For the six months ended June 30, 2006, we recorded income tax expense of $11.6 million on an income before income taxes of $46.5 million. For the six months ended June 30, 2007, we recorded income tax expense of $30.0 million on an income before income taxes of $11.6 million.
     In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to the year to date income before income taxes to derive the year to date income tax expense. The quarterly income tax expense (benefit) recorded is the difference between the year to date expense and amounts recorded in prior quarters. ETR is calculated as a percentage of the forecast tax expense for the year over the forecast income before income taxes for the same period.
     As of June 30, 2007, our forecasted income before income taxes for the year decreased due to forecast losses arising primarily from the leading-edge technologies which are not deductible against taxable income. These forecast non-deductible losses were higher than what was expected for the year in the first quarter of 2007. As a result, we applied a significantly higher ETR to the income before income taxes for the six months ended June 30, 2007 to arrive at the revised year to date income tax expense. This resulted in higher than expected income tax expense of $30.0 million recorded for the six months ended June 30, 2007.
Accretion to redemption value of convertible redeemable preference shares
     In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders. Accretion charges were $4.8 million for the six months ended June 30, 2006 and 2007, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
     As of June 30, 2007, our principal sources of liquidity included $541.9 million in cash and cash equivalents and $889.4 million of unutilized banking facilities consisting of term loans and bank credit lines. We entered into a new banking facility of $50.0 million with Bank of America (“BOA”) in April 2007 for which the availability also commenced in April 2007. In addition, we renewed a banking facility of $150.0 million with Sumitomo Mitsui Banking Corporation in March 2007, the availability of which commenced in July 2007. In May 2007, we signed an agreement for a $610 million term loan facility from JPMorgan Chase Bank, guaranteed by the Export-Import Bank of the United States (EXIM). The loan is to support phase 2 of our build up of production capacity in Fab 7. This new credit facility is divided into two tranches and has an availability period of between three to five years. It may only be used to finance the purchase of Fab 7 equipment from U.S. vendors and is drawn down in accordance with the equipment purchases per the ramp schedule. The loan bears interest at LIBOR plus 0.0695%. Interest is payable semi-annually and each tranche is payable semi-annually over five years.
     In May 2007, we drew down $150.5 million from the second tranche of the first $653.0 million EXIM Guaranteed Loan. Subsequent to this drawdown, the amount available for drawdown under this facility is $178.4 million. The BOA Term Loan of $50.0 million which was fully drawn down in 2005 was fully repaid in April 2007.
     Our working capital remained similar at $570.7 million and $563.7 million as of December 31, 2006 and June 30, 2007, respectively.
     In March 2006, we entered into a call option transaction (“2006 Option”) with GS to replace the call option transaction that we had previously entered into with GS in August 2004 with an expiration date of April 2, 2006. Under the 2006 Option, GS could purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. Under the terms of the 2006 Option, if the option was exercised, we had the right either to issue new shares to GS or to settle the transaction in cash.
     On March 9, 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. The modification was based on the exchange rate of S$1.5268 per US$1.00 on March 9, 2007. Under the modified terms of the 2006 Option, GS is entitled to purchase up to 214.8 million of new ordinary shares at US$1.408 per share and we may terminate the transaction early, in whole or in part, if the closing price of our ordinary shares is equal to or higher than US$1.760 (equivalent to 125% of the US$1.408 strike price) on each of any 20 business days in any consecutive 30 business-day period. Should we exercise this right and opt for physical settlement, GS will be required to buy the number of new ordinary shares relating to the terminated portion of the 2006 Option at US$1.408 per share. We continue to have the right to cash settle the 2006 Option. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011.
     Our target cash and cash equivalents balance as of December 31, 2007 is approximately $700 million. This is based on our cash and cash equivalents of $542 million as of June 30, 2007, planned draw downs of our existing credit facilities of approximately $285 million, expected cash outflows for capital expenditures of approximately $345 million primarily for increasing 65nm and below capacity, and debt repayments of approximately $37 million for the remaining period up to December 31, 2007. Achieving our target cash and cash equivalents balance also depends on our ability to generate operating cash flow in 2007 and will depend largely on our operations and other factors, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related To Our Operations — Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.

     Based on our current level of operations, we believe that our cash on hand, planned use of existing credit facilities, credit terms with our vendors, and projected cash flows from operations will be sufficient to meet our 2007 capital and research and development expenditures and working capital needs. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures to bring Fab 7 to its estimated total capacity of 45,000 300-mm wafers per month. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
     There can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future, or that additional financing will be available or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders. We believe the uncertainties that exist regarding our liquidity include, without limitation, the following:
•	Ability to Increase Revenue and Margins — If our revenues and margins were to decline, our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•	Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings.
     The following table sets forth the summary of our cash flows for the periods presented:

	Six Months ended
	June 30,
	2006	2007
	(In thousands)
Net cash provided by operating activities	$262,055	$226,105
Net cash used in investing activities	$(127,603)	$(451,082)
Net cash (used in) provided by financing activities	$(16,386)	$47,798
Historic operating cash flows
     Net cash provided by operating activities was $262.1 million and $226.1 million for the six months ended June 30, 2006 and 2007, respectively. The $36.0 million decrease in cash flow from operating activities for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 was due primarily to lower dividend from SMP of $7.0 million, lower interest received and higher payments for operating expenses, partially offset by lower interest payments.
Historic investing cash flows and capital expenditures
     Net cash used in investing activities was $127.6 million and $451.1 million for the six months ended June 30, 2006 and 2007, respectively. The increase was due primarily to the increase in payments for capital expenditures from $231.5 million for the six months ended June 30, 2006 to $455.1 million for the six months ended June 30, 2007, primarily for our 65nm and below technologies. Investing activities for the six months ended June 30, 2006 also included a refund of deposits placed with a vendor of $111.7 million.
     We continue to expect our capital expenditures for 2007 to be approximately $800 million, primarily for increasing 65nm and below capacity. As of December 31, 2006 and June 30, 2007, we have spent an accumulated total of $1,638.6 million and $1,973.5 million respectively, on the equipping of Fab 7. As of December 31, 2006 and June 30, 2007, we had commitments on contracts for capital expenditures of $525.2 million and $282.5 million, respectively.
     The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements. Factors that may affect our level of future capital expenditures include the degree and the timing of technological changes within our industry, changes in demand for the use of our equipment and machinery as a result of changes to our customer base and the level of growth within our industry as discussed in “Item 3. Key Information — D. Risk Factors” and elsewhere in the Company’s Form 20-F for the year ended December 31, 2006.
Historic financing cash flows
     Net cash used in financing activities was $16.4 million for the six months ended June 30, 2006 while net cash provided by financing activities was $47.8 million for the six months ended June 30, 2007. This change is due primarily to lower debt repayment, partially offset by lower borrowings for the six months ended June 30, 2007. Cash flows from financing activities for the six months ended June 30, 2006 also included receipt of customer deposits of $45.2 million while there were no such receipts for the six months ended June 30, 2007. We made refunds of customer deposits of $42.7 million for the six months ended June 30, 2006 compared to $10.6 million for the six months ended June 30, 2007.
INVESTMENT IN SMP
     Our investment in SMP as of December 31, 2006 and June 30, 2007 is shown below:

	As of
	December 31,	June 30,
	2006	2007
	(In thousands)
Cost	$88,324	$83,470
Share of retained post-formation gains	15,359	31,669
Share of accumulated other comprehensive loss	(1)	—
Dividends received	(67,638)	(81,292)

	$36,044	$33,847

     Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	June 30,
	2006	2007
	(In thousands)
Amounts due from SMP	$8,724	$8,704
Amounts due to SMP	$819	$890
     In October 2005, SMP reorganized its paid-up share capital and authorized a return of a portion to its shareholders in the form of cash, the Company’s entitlement being $20.4 million, in a capital reduction sanctioned by the High Court of Singapore. In 2005, the Company received $17.3 million arising from the return of capital approved in 2005. In October 2006, the board of directors of SMP approved a second capital reduction, which was subsequently approved by the High Court of Singapore and filed with the Accounting and Corporate Regulatory Authority of Singapore in November 2006. The Company’s entitlement arising from the second return of capital from SMP was $19.1 million. In 2006, the Company received an additional $16.9 million arising from both the first and the second return of capital from SMP. The Company did not receive any return of capital from SMP for the three months ended June 30, 2007. For the six months ended June 30, 2007, the Company received $4.9 million arising from the second return of capital from SMP.
     Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2006	2007
	(In thousands)
Current assets	$72,063	$71,350
Other assets	55	—
Property, plant and equipment	21,972	14,295
Current liabilities	(40,616)	(29,513)
Other liabilities	(19)	(21)

Shareholders’ equity	$53,455	$56,111

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
		(In thousands)
Net revenue	$53,554	$45,928	$105,576	$87,418
Gross profit	8,569	10,057	19,527	15,892
Net income	7,947	10,213	18,117	16,310
Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
     Reference is made to Part I, Item 11, Quantitative and Qualitative Disclosures About Market Risk, in the Company’s Form 20-F for the year ended December 31, 2006 and to subheading (k) “Derivative Instruments and Hedging Activities” on page F-14 of Note 1, “Background and Summary of Significant Accounting Policies”, Note 19, “Derivative Instruments”, and Note 20, “Fair Values of Financial Instruments” in the Notes to the Consolidated Financial Statements included in Item 18 of the Company’s Form 20-F for the year ended December 31, 2006. Except for our exposure to equity price risk, which is disclosed below, there have been no material changes to our exposures to market risk as reported in these sections.
Equity Price Risk
     In March 2006, we entered into the 2006 Option with GS, under which GS may purchase up to 214.8 million of our ordinary shares at S$1.60 per share should we early terminate the 2006 Option in the first year and S$2.15 per share thereafter. If the option is exercised we have the right either to issue new shares to GS or to settle the transaction in cash. If the 2006 Option is not exercised or terminated earlier, it will expire on March 29, 2011. As of December 31, 2006, the 2006 Option was a derivative instrument that was dual indexed to our ordinary share price and currency exchange rates. As a result we were exposed to both price fluctuations of our ordinary shares as well as exchange rate movements of the U.S. dollar, which is our reporting and functional currency, against the Singapore dollar. In March 2007, we modified the terms of the 2006 Option by simultaneously terminating the Singapore dollar-denominated option and entering into a US dollar-denominated option. As of June 30, 2007, the US dollar-denominated option is not exposed to market risk, as it is accounted for as shareholders’ equity in the consolidated balance sheet.
Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
Our nineteenth annual general meeting of shareholders (the “2007 AGM”) was held on April 24, 2007. At the 2007 AGM, shareholders re-elected or re-appointed the following directors to serve on our Board of Directors until the next annual general meeting of shareholders:
(i)	Dr. Tsugio Makimoto;
(ii)	Mr. Tay Siew Choon;
(iii)	Mr. Peter Seah Lim Huat;
(iv)	Mr. Maurizio Ghirga;
(v)	Mr. Charles E. Thompson;
(vi)	Mr. Andre Borrel; and
(vii)	Mr. Pasquale Pistorio.
At the 2007 AGM, shareholders also voted on, and casted votes in favor of, the following proposals:
(1)	To adopt the audited accounts of the Company for the year ended December 31, 2006, including the reports of the directors and the auditors;
(2)	To re-appoint KPMG as the Company’s auditors and to authorize the directors to fix their remuneration;
(3)	To approve directors’ fees of $591,000 for the year ended December 31, 2006;
(4)	To authorize the directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Singapore Companies Act, Chapter 50;
(5)	To authorize the directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Singapore Companies Act, Chapter 50;
(6)	To authorize the directors to offer and grant options and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Share Option Plan 1999;
(7)	To authorize the directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Employee Share Purchase Plan 2004;
(8)	To authorize the directors to offer and grant purchase rights and to allot and issue additional shares in the capital of the Company pursuant to the Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd;
(9)	To adopt the Chartered Semiconductor Manufacturing Ltd Restricted Share Unit Plan 2007;
(10)	To adopt the Chartered Semiconductor Manufacturing Ltd Performance Share Unit Plan 2007; and
(11)	To approve the alteration to the Articles of Association of the Company.
Details of the foregoing proposals can be found in the Company’s Proxy Statement submitted to the U.S. Securities and Exchange Commission in its report on Form 6-K dated March 28, 2007.
Item 5. Other Information
None.
Item 6. Exhibits
Exhibits
6.1	Amendment No. 1 to EX-IM Bank Facility Agreement dated as of May 16, 2007 by and among the Company as borrower; JPMorgan Chase Bank, National Association as lender; Export-Import Bank of the United States as guarantor; and JPMorgan Chase Bank as facility agent, National Association.

The parties entered into an amendment agreement to the EX-IM Bank Facility Agreement dated December 23, 2004 (“the Agreement”) to amend the definition of “Phase 1 Completion” as provided in Section 1.01 of the Agreement.
6.2(1)	EX-IM Bank Facility Agreement dated May 16, 2007 relating to the Chartered Semiconductor Fab 7 Phase II Project by and among the Company as borrower; JPMorgan Chase Bank, National Association as lender; Export-Import Bank of the United States as guarantor; and JPMorgan Chase Bank, National Association as facility agent.

The parties entered into this credit facility agreement to support the Phase 2 ramp of the Company’s Fab 7 wafer fabrication facility.

(1)	Certain portions of Exhibit 6.2 have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2007

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer